September 11, 2007

Via Facsimile - (202) 772-9203 and EDGAR transmission

Ms. Julia E. Griffith

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC  20549-0303

Re:          Sanmina-SCI Corporation
Schedule TO-I/A filed August 27, 2007 (“Amendment No. 1”)
File No. 005-42923

Dear Ms. Griffith:

On behalf of Sanmina-SCI Corporation (“Sanmina” or the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to me dated September 7, 2007.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  All the responses set forth herein have been reviewed and approved by the Company.

Offer to Purchase

1.             We note that Sanmina has revised its tender offer to eliminate options to purchase 411,480 shares from the total amount of options sought in the offer.  Please tell us in writing:

•           Whether you are asserting that a condition has been triggered in order to cancel the offer as to holders of those options, and, if so, identify the condition.

•           Whether any of the options included in the group of options you are no longer offering to exchange had been tendered prior to their elimination from the offer; and

•           Why you believe your current approach to addressing a “clerical error” is consistent with Section 14(e) of the Exchange Act.

Sanmina confirms that it is not asserting that a condition has been triggered.  Sanmina also confirms that no options that it is no longer offering to exchange have been tendered.  Finally, Sanmina respectfully believes that the approach to addressing the “clerical error” as identified in Amendment No. 1 is in compliance with Section 14(e) of the Exchange Act.

Discussion:  After the commencement of the exchange offer, Sanmina discovered clerical errors in its stock administration records.  These clerical errors occurred primarily because options that were terminated in accordance with their terms as a result of the cessation of employment with Sanmina by the holder were not identified as terminated in the Company’s stock administration records.  In other words, Sanmina inadvertently overstated the number of shares subject to eligible options in the exchange offer by 411,480 shares (the “Terminated Options”).  Accordingly, eligible employees in the exchange offer actually held options to purchase 5,190,963 shares as stated in Amendment No. 1 to the Tender Offer Statement rather than options to purchase 5,527,175 shares as was originally stated in the Tender Offer Statement filed by Sanmina.

The Terminated Options did not exist and no person had a right to exercise these options as of the original date that Sanmina filed its Tender Offer Statement.  The 411,480 Terminated Options were terminated according to their terms prior to the commencement of the exchange offer and, therefore, were not eligible for exchange in the exchange offer.  As a result, no Terminated Options were tendered or could be tendered in the exchange offer.  For these reasons, Sanmina is not asserting that a condition to the offer was triggered.  Amendment No. 1 merely amended the aggregate number of shares subject to options to reflect the actual number of shares subject to options held by eligible employees in the exchange offer.

Finally, Sanmina does not view the amendment of the aggregate number of shares subject to the exchange to eliminate options that were no longer outstanding upon the commencement of the exchange offer to be material.  Nevertheless, among other things, Amendment No. 1 amended the exchange offer to provide all holders of eligible options an offering period of twenty business days following the amendment.  In addition, Sanmina promptly sent amended proxy materials to all eligible holders to inform them of the amendments to the exchange offer.  Accordingly, Sanmina respectfully believes this approach to addressing the clerical errors is consistent with Section 14(e) of the Exchange Act.

2.             Please confirm to us that if you amend your offer to eliminate certain options from the amount being sought, Sanmina will ensure that at least ten business days remain in the offer, consistent with Rule 13e-4(e)(3)(ii).

Sanmina confirms that the amended expiration date extends the exchange offer to provide all holders of eligible options an offering period of twenty business days following the date of Amendment No. 1.

3.             To the extent the offer has been amended to exclude certain options, and, in the process, certain option holders, please amend the Schedule TO to describe what options are no longer being sought and the reasons why Sanmina has decided not to purchase such options.

Sanmina confirms that the elimination of the erroneously included options did not eliminate any previously eligible option holders.  We respectfully direct the Staff’s attention to the fourth paragraph of Amendment No. 1 which provides an explanation for the amendment to the exchange offer to eliminate the options to purchase 411,480 shares that had been terminated prior to the commencement of the exchange offer.

Please direct any questions to me at (650) 320-4566.  You may also contact me via facsimile at (650) 493-6811.

Sincerely,

/s/ Mark Reinstra
Mark Reinstra
Wilson Sonsini Goodrich & Rosati, P.C.